BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2007

We present below the main results of Itaú for the first quarter of 2007. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.

Consolidated net income of Banco Itaú Holding Financeira (Itaú) for the first quarter totaled R$ 1,902 million, with return of 31.3% on average equity. Consolidated stockholders’ equity totaled R$ 24,971 million, a 50.3% increase as compared to the same period in the prior year, and referential equity, used for purposes of calculating operating limits, was R$ 33,162 million.

2.	In the first quarter of 2007, we highlight the following significant events:

•

Authorizations by the Central Bank of Brazil, the Superintendency of Banks and Financial Institutions of Chile and the Central Bank of Uruguay, for the acquisition of BankBoston operations in Chile and Uruguay. With the official launch of Itaú operations in Chile and Uruguay, on March 5 and 26, respectively, all branches were converted, determining the effective startup of Itaú operations in both countries;

•	Organization of the Itaú Day, on the New York Stock Exchange, to celebrate the fifth anniversary of the date that Itaú’s shares were first traded on that market.

3.

Itaú paid or provided for its own taxes and contributions in the amount of R$ 1,982 million for the first quarter of the year. Additionally, the amount of R$ 1,699 million in taxes was withheld and collected from clients and was directly levied on financial operations.

4.

Itaú’s preferred shares rose 10.9% as compared to the same period of 2006. The market value of Itaú was R$ 86,277 million at the end of March 2007, an increase of 20.1% as compared to the same period of 2006.

5.

Consolidated assets increased 56.8% as compared to March 2006, totaling R$ 257,850 million. The loan portfolio, including endorsements and sureties, grew 40.3%, totaling R$ 101,071 million. Noteworthy is the 44.6% increase in the credit to individuals segment, reaching R$ 44,569 million. In the very small, small and middle market company segment, the increase was 77.6%, totaling R$ 24,397 million. Total free, raised and managed own assets increased 48.5% as compared to the same period in the prior year, totaling R$ 409,740 million. Savings accounts deposits increased 21.0%. Technical provisions of insurance, pension plan and capitalization reached R$ 20,131 million, an increase of 29.6% as compared to March 2006.

6.

CNSP Resolution No. 158 of December 26, 2006 established new rules to determine the additional capital based on underwriting risks of insurance companies, to be in effect in 2008. In view of this Resolution, Itaú Holding has already been using the appropriate internal model for the management of the activities of its insurance companies since 2006, which have sufficient capital to meet the new regulation.

7.	In April, 2007, the Moody’s rating agency upgraded the BFSR rating of Banco Itaú and Banco Itaú BBA by two notches from C to B-, maintaining them at the highest level awarded to Brazilian banks.

8.

Itaú employed 62,421 people at the end of the first quarter of 2007, an increase of 4.2% as compared to December 2006, mainly due to the acqusition of BankBoston operations in Chile and Uruguay, with 2,504 employees. The employees’ fixed compensation plus charges and benefits totaled R$ 1,048 million in the quarter. Welfare benefits granted to employees and their dependants totaled R$ 187 million. In addition, Itaú also invested R$ 10 million in education, training and development programs.

9.

Itaú was considered the Best Private Bank of Brazil by Euromoney Magazine and the Bank website was considered the Best Sustainability Website in 2006/2007 by the Management & Excellence Consulting Firm from Madrid, Grow Associates from Brazil and Razão Contábil Magazine.

10.

In the quarter, R$ 24 million were invested in social and cultural projects. Noteworthy is the partnership entered into between the Ministry of Education (MEC), Fundação Itaú Social and the Studies and Research Center on Education, Culture and Community Action (Cenpec) for the implementation of the Brazilian Students’ Contest in Portuguese Language. Fundação Itaú Social continued the “Melhoria da Educação no Município” (Improvement of Municipal Education) program in 23 municipalities in the State of Minas Gerais. Instituto Itaú Cultural has reinforced its efforts to broaden access to culture. In the first quarter of 2007, the actions at the Instituto Itaú Cultural’s headquarters, in São Paulo, reached over 50,000 people. Noteworthy is the “Itaú Cultural 20 anos” (Itaú Cultural 20 years) retrospective exhibit, which was the milestone of the beginning of the celebrations for the two decades of operations of the Institute.

São Paulo, May 7, 2007.

Olavo Egydio Setubal

Chairman of the Board of Directors